================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                   For the fiscal year ended December 31, 1998




                          Commission file number 1-7850


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN
              ----------------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:


                            SOUTHWEST GAS CORPORATION
                            -------------------------

                5241 Spring Mountain Road, Post Office Box 98510
                          Las Vegas, Nevada 89193-8510
                                 (702) 876-7237

================================================================================

FINANCIAL STATEMENTS AND EXHIBITS.


Listed below are all financial statements and exhibits filed as part of this annual report:

         (a) Financial statements, including statements of net assets available for benefits as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998 and notes to financial statements, together with the report thereon of Arthur Andersen LLP, independent public accountants.

         (b) Consent of Arthur Andersen LLP, independent public accountants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefit Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                            SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN




                                        By  /s/ George C. Biehl
                                            ---------------------------
                                            George C. Biehl
                                            Senior Vice President,
                                            Chief Financial Officer and
                                            Corporate Secretary
                                            Southwest Gas Corporation


Dated:  June 22, 1999

                            SOUTHWEST GAS CORPORATION

                           EMPLOYEES' INVESTMENT PLAN




                              FINANCIAL STATEMENTS


                      AS OF DECEMBER 31, 1998 AND 1997 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefit Committee,
    Southwest Gas Corporation:

We have audited the accompanying statements of net assets available for benefits of the SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998, and reportable transactions for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                              ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 22, 1999


                                               SOUTHWEST GAS CORPORATION
                                               EMPLOYEES' INVESTMENT PLAN
                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                   DECEMBER 31, 1998

                                                                                 Fund Information
                                              -------------------------------------------------------------------------------------
                                                Company
                                                Directed                             Participant Directed
                                              -----------  ------------------------------------------------------------------------
                                                                                                            Fidelity    Fidelity
                                                                           Vanguard   Vanguard             Invst Grade  Growth &
                                             Southwest Gas Southwest Gas 500 Index  Intl Growth  Fidelity     Bond        Income
                                               Stock Fund  Stock Fund      Fund       Fund     Contrafund     Fund         Fund
                                              -----------  ----------- ----------- ----------- ----------- ----------  ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock      $33,452,061  $26,615,499 $         -  $       -  $        -  $        -  $          -
  Vanguard 500 Index Fund                               -            -   4,507,095          -           -           -             -
  Vanguard Intl Growth Fund                             -            -           -    807,951           -           -             -
  Fidelity Contrafund                                   -            -           -          -  39,874,689           -             -
  Fidelity Invst Grade Bond Fund                        -            -           -          -           -   3,679,516             -
  Fidelity Growth & Income Fund                         -            -           -          -           -           -    10,718,620
  Fidelity Asset Manager Fund                           -            -           -          -           -           -             -
  Fidelity Asset Mgr Growth Fund                        -            -           -          -           -           -             -
  Fidelity Asset Mgr Income Fund                        -            -           -          -           -           -             -
  Fidelity Low-priced Stock Fund                        -            -           -          -           -           -             -
  Fidelity Retirement Money Mkt Fund                    -            -           -          -           -           -             -
  Temporary cash investments                            -      893,820           -          -           -           -             -
  Loans to participants (Note 4)                        -            -           -          -           -           -             -
                                              -----------  ----------- ----------- ---------- ----------- -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS             $33,452,061  $27,509,319 $ 4,507,095 $  807,951 $39,874,689 $ 3,679,516  $ 10,718,620
                                              ===========  =========== =========== ========== =========== ===========  ============




                                                                    Fund Information
                                              -----------------------------------------------------------

                                                                  Participant Directed
                                              -----------------------------------------------------------
                                                Fidelity     Fidelity    Fidelity   Fidelity    Fidelity
                                                  Asset      Asset Mgr   Asset Mgr  Low-priced Retirement
                                                 Manager      Growth      Income      Stock     Money Mkt  Participant
                                                  Fund         Fund        Fund       Fund        Fund       Loans         Total
                                              -----------  ----------- ----------- ---------- ----------- -----------  ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock      $         -  $         - $         - $        - $         - $         -  $ 60,067,560
  Vanguard 500 Index Fund                               -            -           -          -           -           -     4,507,095
  Vanguard Intl Growth Fund                             -            -           -          -           -           -       807,951
  Fidelity Contrafund                                   -            -           -          -           -           -    39,874,689
  Fidelity Invst Grade Bond Fund                        -            -           -          -           -           -     3,679,516
  Fidelity Growth & Income Fund                         -            -           -          -           -           -    10,718,620
  Fidelity Asset Manager Fund                           -            -           -          -           -           -             -
  Fidelity Asset Mgr Growth Fund                        -   10,287,322           -          -           -           -    10,287,322
  Fidelity Asset Mgr Income Fund                        -            -           -          -           -           -             -
  Fidelity Low-priced Stock Fund                        -            -           -  4,563,120           -           -     4,563,120
  Fidelity Retirement Money Mkt Fund                    -            -           -          -  10,440,755           -    10,440,755
  Temporary cash investments                            -            -           -          -           -           -       893,820
  Loans to participants (Note 4)                        -            -           -          -           -   5,295,211     5,295,211
                                              -----------  ----------- ----------- ---------- ----------- -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS             $         -  $10,287,322 $         - $4,563,120 $10,440,755 $ 5,295,211  $151,135,659
                                              ===========  =========== =========== ========== =========== ===========  ============



                                The accompanying notes are an integral part of this statement.


                                               SOUTHWEST GAS CORPORATION
                                               EMPLOYEES' INVESTMENT PLAN
                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                   DECEMBER 31, 1997

                                                                                 Fund Information
                                              -------------------------------------------------------------------------------------
                                                Company
                                                Directed                             Participant Directed
                                              ------------ ------------------------------------------------------------------------
                                                                                                           Fidelity     Fidelity
                                                                          Vanguard   Vanguard             Invst Grade   Growth &
                                             Southwest Gas Southwest Gas 500 Index Intl Growth  Fidelity     Bond        Income
                                              Stock Fund   Stock Fund      Fund       Fund    Contrafund     Fund         Fund
                                              -----------  ----------- ----------- ---------- ----------- -----------  ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock      $23,581,702  $21,479,111 $         - $        - $         - $         -  $          -
  Vanguard 500 Index Fund                               -            -           -          -           -           -             -
  Vanguard Intl Growth Fund                             -            -           -          -           -           -             -
  Fidelity Contrafund                                   -            -           -          -  28,807,658           -             -
  Fidelity Invst Grade Bond Fund                        -            -           -          -           -   2,692,577             -
  Fidelity Growth & Income Fund                         -            -           -          -           -           -     5,718,943
  Fidelity Asset Manager Fund                           -            -           -          -           -           -             -
  Fidelity Asset Mgr Growth Fund                        -            -           -          -           -           -             -
  Fidelity Asset Mgr Income Fund                        -            -           -          -           -           -             -
  Fidelity Low-priced Stock Fund                        -            -           -          -           -           -             -
  Fidelity Retirement Money Mkt Fund                    -            -           -          -           -           -             -
  Temporary cash investments                            -      650,498           -          -           -           -             -
  Loans to participants (Note 4)                        -            -           -          -           -           -             -
                                              -----------  ----------- ----------- ---------- ----------- -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS             $23,581,702  $22,129,609 $         - $        - $28,807,658 $ 2,692,577  $  5,718,943
                                              ===========  =========== =========== ========== =========== ===========  ============




                                                                   Fund Information
                                              -----------------------------------------------------------

                                                                  Participant Directed
                                              -----------------------------------------------------------
                                               Fidelity      Fidelity    Fidelity   Fidelity    Fidelity
                                                 Asset       Asset Mgr   Asset Mgr  Low-priced Retirement
                                                Manager       Growth      Income      Stock     Money Mkt  Participant
                                                 Fund          Fund        Fund       Fund        Fund       Loans        Total
                                              -----------  ----------- ----------- ---------- ----------- -----------  ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock      $         -  $         - $         - $        - $         - $         -  $ 45,060,813
  Vanguard 500 Index Fund                               -            -           -          -           -           -             -
  Vanguard Intl Growth Fund                             -            -           -          -           -           -             -
  Fidelity Contrafund                                   -            -           -          -           -           -    28,807,658
  Fidelity Invst Grade Bond Fund                        -            -           -          -           -           -     2,692,577
  Fidelity Growth & Income Fund                         -            -           -          -           -           -     5,718,943
  Fidelity Asset Manager Fund                   4,284,823            -           -          -           -           -     4,284,823
  Fidelity Asset Mgr Growth Fund                        -    8,750,221           -          -           -           -     8,750,221
  Fidelity Asset Mgr Income Fund                        -            -   1,320,392          -           -           -     1,320,392
  Fidelity Low-priced Stock Fund                        -            -           -  4,020,307           -           -     4,020,307
  Fidelity Retirement Money Mkt Fund                    -            -           -          -   5,021,429           -     5,021,429
  Temporary cash investments                            -            -           -          -           -           -       650,498
  Loans to participants (Note 4)                        -            -           -          -           -   5,050,026     5,050,026
                                              -----------  ----------- ----------- ---------- ----------- -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS             $ 4,284,823  $ 8,750,221 $ 1,320,392 $4,020,307 $ 5,021,429 $ 5,050,026  $111,377,687
                                              ===========  =========== =========== ========== =========== ===========  ============



                                The accompanying notes are an integral part of this statement.

                                               SOUTHWEST GAS CORPORATION
                                               EMPLOYEES' INVESTMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                              YEAR ENDED DECEMBER 31, 1998
                                                                              Fund Information
                                        ------------------------------------------------------------------------------------------
                                          Company
                                          Directed                               Participant Directed
                                        ------------ -----------------------------------------------------------------------------
                                                                                                          Fidelity     Fidelity
                                                                    Vanguard     Vanguard                Invst Grade   Growth &
                                       Southwest Gas Southwest Gas 500 Index   Intl Growth   Fidelity       Bond        Income
                                         Stock Fund   Stock Fund      Fund        Fund      Contrafund      Fund         Fund
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------
Net investment income:
   Interest and dividends               $   999,820  $   836,611   $   47,113  $   17,403  $ 2,939,978  $   201,309  $    542,095
   Loan fees                                      -            -            -           -            -            -             -
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------
                                            999,820      836,611       47,113      17,403    2,939,978      201,309       542,095
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------

Net appreciation (depreciation)
   in fair value of investments          10,183,718    8,626,480      410,070     (14,925)   6,440,087       46,556     1,544,726
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------

Contributions:
   Southwest Gas Corporation              2,397,677            -        5,864       2,330       28,468        5,944        27,133
   Participants                                   -    1,454,743      242,238      66,272    2,716,020      264,154       854,276
   Rollovers                                      -       22,690       36,591      15,799      123,176            -        14,257
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------
                                          2,397,677    1,477,433      284,693      84,401    2,867,664      270,098       895,666
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------

Distributions to participants
   and beneficiaries (Note 5)            (1,605,004)  (1,019,015)           -           -   (1,001,060)    (116,439)     (429,410)
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------

Transfers between funds                  (2,105,852)  (4,541,799)   3,765,219     721,072     (179,638)     585,415     2,446,600
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------

Net increase (decrease)                   9,870,359    5,379,710    4,507,095     807,951   11,067,031      986,939     4,999,677
Net assets available for benefits:
  Beginning of year                      23,581,702   22,129,609            -           -   28,807,658    2,692,577     5,718,943
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------
   End of year                          $33,452,061  $27,509,319   $4,507,095  $  807,951  $39,874,689  $ 3,679,516  $ 10,718,620
                                        ============ ============  =========== =========== ============ ============ =============


                                                               Fund Information
                                        ---------------------------------------------------------------

                                                              Participant Directed
                                        ---------------------------------------------------------------
                                          Fidelity     Fidelity     Fidelity     Fidelity    Fidelity
                                           Asset       Asset Mgr    Asset Mgr   Low-priced  Retirement
                                          Manager       Growth        Income      Stock      Money Mkt  Participant
                                           Fund          Fund          Fund        Fund        Fund        Loans         Total
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------
 Net investment income:
   Interest and dividends               $    34,268  $ 1,435,587   $   19,639  $  412,379  $   428,821  $   522,566  $  8,437,589
   Loan fees                                      -            -            -           -            -      (16,921)      (16,921)
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------
                                             34,268    1,435,587       19,639     412,379      428,821      505,645     8,420,668
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------

Net appreciation (depreciation)
   in fair value of investments             222,024      176,805       34,087    (490,264)           -            -    27,179,364
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------

Contributions:
   Southwest Gas Corporation                  1,631        8,502        1,753      15,283       18,476            -     2,513,061
   Participants                             194,101      986,788       43,890     605,877      480,051            -     7,908,410
   Rollovers                                  4,864        3,248            -      19,992       16,879            -       257,496
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------
                                            200,596      998,538       45,643     641,152      515,406            -    10,678,967
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------

Distributions to participants
   and beneficiaries (Note 5)              (310,758)    (223,742)     (48,001)   (157,353)  (1,390,796)    (219,449)   (6,521,027)
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------

Transfers between funds                  (4,430,953)    (850,087)  (1,371,760)    136,899    5,865,895      (41,011)            -
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------

Net increase (decrease)                  (4,284,823)   1,537,101   (1,320,392)    542,813    5,419,326      245,185    39,757,972
Net assets available for benefits:
  Beginning of year                       4,284,823    8,750,221    1,320,392   4,020,307    5,021,429    5,050,026   111,377,687
                                        ------------ ------------  ----------- ----------- ------------ ------------ -------------
   End of year                          $         -  $10,287,322   $        -  $4,563,120  $10,440,755  $ 5,295,211  $151,135,659
                                        ============ ============  =========== =========== ============ ============ =============


                               The accompanying notes are an integral part of this statement.

                            SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN

The following description of the Southwest Gas Corporation Employees' Investment Plan (the Plan), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    GENERAL

    The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    BASIS OF ACCOUNTING

    The financial statements of the Plan are prepared under the accrual method of accounting.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CONTRIBUTIONS

    Participants may contribute up to 16 percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated in Internal Revenue Code Section 402(g). The Company contributes to the Plan an amount equal to 50 percent of a participant's contribution. The Company's maximum contribution is three percent of a participant's annual compensation before bonuses and overtime.

    PARTICIPANTS ACCOUNTS

    Each participant account is credited with the participant's contribution and the portion contributed by the Company. The portion contributed by the participant is invested in the various funds according to the direction of the participant. The Company contributions are invested in the Southwest Gas Stock Fund. Upon attaining age 50, participants may elect the investment funds in which the present balance of Company contributions, as well as future Company matching contributions, will be invested.

    VESTING

    Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service as follows:

                                                              Vested
               Years of Service                             Percentage
             --------------------                           ----------

             One but less than two...............................20
             Two but less than three.............................40
             Three but less than four............................60
             Four but less than five.............................80
             Five and over......................................100

                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

    In the event of death, retirement or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination.

    PAYMENT OF BENEFITS

    If a participant terminates employment with the Company as a result of retirement, death or permanent and total disability, such participant will be entitled to receive an amount equal to the value of his account at the end of the month immediately following termination of employment. Distributions from the Southwest Gas Stock Fund will be made in the Company's common stock plus cash in lieu of fractional shares. A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company's common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

    Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later. No distribution in excess of $5,000 will be made to employees at the time of termination of employment without the participant's consent. A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until electing to receive distributions from the Plan. All distributions to beneficiaries of a participant must be made within five years after the participant's death.

    PLAN EXPENSES

    Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. All Plan expenses, except loan origination and maintenance fees for loans initiated after July 1, 1996, were paid by the Company for the year ended December 31, 1998. Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 1998 were $16,921.

    PLAN ADMINISTRATION

    Fidelity Management Trust Company acts as the trustee and Fidelity Institutional Retirement Services Company performs all recordkeeping of the Plan.

(2) INVESTMENTS

All investments of the Plan are stated at quoted market value as of the date of the statement. Loans to participants are valued at their outstanding principal amount. Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

At December 31, 1998, investments representing 5 percent or more of the Plan's net assets are: (a) Southwest Gas Corporation Common Stock - $60,067,560 (40%),
(b) Fidelity Contrafund - $39,874,689 (26%), (c) Fidelity Growth & Income Fund - $10,718,620 (7%), (d) Fidelity Retirement Money Market Fund - $10,440,755 (7%),
and (e) Fidelity Asset Manager: Growth Fund - $10,287,322 (7%).

                            SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

(3) FUND DESCRIPTIONS

Effective May 1998, the Fidelity Asset Manager and Fidelity Asset Manager:
Income funds were no longer available for investment under the Plan. Amounts held in these accounts were transferred to other investment options as directed by the participants. Effective April 1998, the Vanguard 500 Index and Vanguard International Growth funds were added as investment options. Employees can invest their contributions in any combination of the available investment options in 10 percent increments. Participants can change the allocation of their ongoing contributions on a monthly basis in increments of 10 percent and can transfer amounts they previously contributed to other funds. Descriptions of the Plan funds are as follows:

    SOUTHWEST GAS STOCK FUND
    Contributions are invested in Southwest Gas Corporation common stock.

    VANGUARD 500 INDEX FUND
    Contributions are invested in the Vanguard Index Trust-500 Portfolio which invests in all 500 stocks in the Standard & Poor's 500 Stock Composite Index (S&P 500) in approximately the same proportion as they are represented in the S&P 500.

    VANGUARD INTERNATIONAL GROWTH FUND
    Contributions are invested in the Vanguard International Growth Portfolio which invests in stocks of high-quality, seasoned companies located outside the United States with records of good growth.

    FIDELITY CONTRAFUND
    Contributions are invested in the Fidelity Contrafund which seeks capital growth by investing primarily in securities which the management of the fund considers to have better than average prospects for appreciation in value due to the undervalued or out of favor position of the securities.

    FIDELITY INVESTMENT-GRADE BOND FUND
    Contributions are invested in the Fidelity Investment-Grade Bond Fund which invests in a broad range of fixed-income securities, primarily investment-grade debt securities and preferred stocks.

    FIDELITY GROWTH & INCOME FUND
    Contributions are invested in the Fidelity Growth & Income Fund which seeks a high total return through a combination of current income and capital appreciation by investing mainly in equity securities of companies that pay current dividends and offer potential growth of earnings.

    FIDELITY ASSET MANAGER FUND
    Contributions are invested in the Fidelity Asset Manager Fund which seeks a high total return with reduced risk over the long term by using a balanced mix of stocks, bonds, and short-term investments. As of May 1998, this investment option was eliminated from the Plan.

    FIDELITY ASSET MANAGER: GROWTH FUND
    Contributions are invested in the Fidelity Asset Manager: Growth Fund which seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term investments with an emphasis on stocks.

    FIDELITY ASSET MANAGER: INCOME FUND
    Contributions are invested in the Fidelity Asset Manager: Income Fund which seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, and short-term investments with an emphasis on short-term investments. As of May 1998, this investment option was eliminated from the Plan.

                            SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

    FIDELITY LOW-PRICED STOCK FUND
    Contributions are invested in the Fidelity Low-Priced Stock Fund which seeks long-term capital appreciation by investing primarily in low-priced stocks in small, less well known, or overlooked companies which may be undervalued and offer the potential for growth.

    FIDELITY RETIREMENT MONEY MARKET FUND
    Contributions are invested in the Fidelity Retirement Money Market Portfolio Fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in high-quality, U.S. dollar-denominated money market investments of U.S. and foreign issues.

    PARTICIPANT LOANS
    These funds are the result of loans to participants in the Plan (see Note
    4).

(4) PARTICIPANT LOANS

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants' investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent. At December 31, 1998, outstanding loans had annual interest rates ranging from 8 percent to 11 percent. Principal and interest payments on a Participant's loan will be credited to the Participant's investment accounts in the same ratio as ongoing contributions. The maximum repayment period for participant loans is five years.

(5) FORFEITURES

The nonvested balances forfeited by participants who withdrew from the Plan during the year ended December 31, 1998 were $38,282. The market value of the nonvested portion of a withdrawing participant account is reallocated to the remaining participants in the Plan.

(6) PLAN EQUITY

There were no outstanding withdrawal requests at December 31, 1998 and 1997.

At December 31, 1998, the Trustee held for the Plan the following:

                                                       Shares/Units               Market Value
                    Fund Name                              Held                  Per Share/Unit
         --------------------------------             --------------            ----------------
         Southwest Gas Stock                             2,235,072                  $   26.88
         Vanguard 500 Index                                 39,553                     113.95
         Vanguard International Growth                      43,045                      18.77
         Fidelity Contrafund                               702,143                      56.79
         Fidelity Investment-Grade Bond                    497,905                       7.39
         Fidelity Growth & Income                          233,827                      45.84
         Fidelity Asset Manager: Growth                    550,713                      18.68
         Fidelity Low-Priced Stock                         199,699                      22.85
         Fidelity Retirement Money Market               10,440,755                       1.00

                            SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

(7) RELATED PARTY TRANSACTIONS

Investments in the Southwest Gas Stock Fund consist of Company Common Stock and are considered party-in-interest. Investments in Fidelity Funds (e.g.; Contrafund, Growth & Income, Low-Priced Stock, etc.) are managed by Fidelity, the Plan trustee, and are also considered party-in-interest.

(8) PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(9) FEDERAL INCOME TAXES

In March 1996, the Company received a favorable determination letter from the Internal Revenue Service stating that the Plan, amended and restated effective December 1, 1994, qualifies for deferred tax treatment of contributions under
Section 401(k) of the Internal Revenue Code. It is the opinion of the Benefit Committee (the Plan Committee) that the Plan, as amended and as currently operating, is tax exempt and in compliance with all applicable provisions of the Internal Revenue Code.

(10) MERGER AGREEMENT WITH ONEOK, INC.

In December 1998, the Boards of Directors of the Company and ONEOK, Inc. (ONEOK), headquartered in Tulsa, Oklahoma, announced an agreement for the Company to be merged into ONEOK. The agreement called for ONEOK to pay $28.50 in cash for each share of Company common stock outstanding. In April 1999, the agreement was amended to reflect, among other things, a revised cash purchase price of $30.00 per share. The transaction is subject to customary conditions, including approvals from shareholders of the Company and state regulators in Arizona, California, and Nevada.

If the merger is consummated, each share of Southwest Gas Corporation common stock held in the Southwest Gas Stock Fund would be exchanged for the $30.00 per share cash consideration noted above. After the merger, ONEOK would then initiate the changes necessary to provide for the issuance, or purchase in the open market, of ONEOK common stock rather than Southwest common stock as part of the Plan.




                                                                                                     SCHEDULE I

                                              SOUTHWEST GAS CORPORATION
                                             EMPLOYEES' INVESTMENT PLAN

                                                 E.I.N. 88-0085720

                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               AT DECEMBER 31, 1998


                                                          Number of                                 Fair Market
                                                           Shares                 Cost                 Value
                                                       --------------       ---------------       ---------------

Southwest Gas Corporation Common Stock*                   2,235,072          $  38,223,269         $  60,067,560

Vanguard 500 Index Fund                                      39,553              4,089,471             4,507,095

Vanguard International Growth Fund                           43,045                809,397               807,951

Fidelity Contrafund*                                        702,143             29,100,001            39,874,689

Fidelity Investment-Grade Bond Fund*                        497,905              3,579,951             3,679,516

Fidelity Growth & Income Fund*                              233,827              8,773,597            10,718,620

Fidelity Asset Manager: Growth Fund*                        550,713              9,370,690            10,287,322

Fidelity Low-Priced Stock Fund*                             199,699              4,680,488             4,563,120

Fidelity Retirement Money Market Fund*                   10,440,755             10,440,755            10,440,755

Temporary Cash Investments*                                 893,820                893,820               893,820
                                                                            ---------------       ---------------
                                                                               109,961,439           145,840,448

Participant Loans (with interest ranging from 8% to 11%)                         5,295,211             5,295,211
                                                                            ---------------       ---------------
                                                                             $ 115,256,650         $ 151,135,659
                                                                            ===============       ===============

*  Party-in-interest



                                                                                                                       SCHEDULE II

                                             SOUTHWEST GAS CORPORATION
                                            EMPLOYEES' INVESTMENT PLAN

                                               E.I.N. 88-0085720

                                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                      FOR THE YEAR ENDED DECEMBER 31, 1998






                                                   Purchases                                        Sales
                                         ----------------------------   ----------------------------------------------------------
                                           Number of                      Number of                      Original
               Description               Transactions        Cost       Transactions     Proceeds          Cost        Gain (Loss)
-------------------------------------    ------------   -------------   ------------  -------------   -------------  -------------

Southwest Gas Corporation Common
  Stock *                                         242   $   8,811,927            233  $  12,367,979   $   9,872,337  $   2,495,642

Vanguard 500 Index Fund                           130       4,925,193             42        828,168         835,722         (7,554)

Fidelity Contrafund                               241      10,759,978            213      6,133,034       4,916,360      1,216,674

Fidelity Growth & Income Fund                     205       5,851,466            137      2,396,515       2,097,690        298,825

Fidelity Asset Manager                             70         571,069             55      5,077,916       4,338,911        739,005

Fidelity Asset Manager: Growth                    204       4,014,174            165      2,653,877       2,248,907        404,970

Fidelity Retirement Money Market Fund             184      10,601,004            169      5,181,678       5,181,678              -




* The Southwest Gas Corporation Common Stock shares which are distributed to terminated or withdrawing participants are not included in this schedule; however, a realized gain (loss) is recognized on the statement of changes in net assets available for benefits.